SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 10,2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly traded Company
Corporate Taxpayer Registration CNPJ/MF No 02.570.688/0001-70
Board of Trade NIRE No 53 3 0000581 8

NOTICE TO SHAREHOLDERS
PAYMENT OF INTEREST ON SHAREHOLDERS’ EQUITY AND COMPLEMENTARY DIVIDENDS

Brasil Telecom Participações S.A. (the “Company”) informs that at the Ordinary General Shareholders Meeting held on April 23, 2003, the shareholders of the Company approved the payment of complementary dividends and interest on shareholders’ equity, which will be imputed to the dividends relative to the fiscal year 2002, pursuant to article 9 of Law 9,249/95 and Deliberation #207/96 of Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission). Following are the details regarding the payment:

1. AMOUNT

The total amount of complementary dividends and interest on shareholders’ equity approved at the Ordinary General Shareholders Meeting held on April 23, 2003 was R$193,731,794.00 (one hundred ninety-three million, seven hundred thirty-one thousand and seven hundred ninety-four reais), as follow:

On July 08, 2002, the Company performed payment of interest on shareholders’ equity in the amount of R$98.600.000,00 (ninety-eight million and six hundred thousand reais) net of income tax, regarding the interest on own capital approved in the Board of Directors Meeting held on June 24, 2002 relative to the fiscal year 2002.

The total amount of interest on shareholders’ equity net of income tax to be paid is R$36,805,000.00 (thirty-six million and eight hundred and five thousand reais), concerning the Material Facts published in 2002, as follow:

Date of the credit	Brazilian Ex-Date	Total credited net of income tax (R$)	Grossamount per 1,000 shares (R$)	Net amount of income tax per 1,000 shares (R$)
10/31/2002	11/12/2002	12,750,000.00	0.042630334002	0.036235783902
11/29/2002	12/10/2002	24,055,000.00	0.080479343599	0.068407442059

Note: The gross amount and an amount net of income tax per one thousand shares was adjusted regarding those published in the fiscal year 2002, pursuant to Comissão de Valores Mobiliários’ Instruction 10, February 14th, 1980, once a time, the Board of Directors approved shares buyback program.

The total amount of complementary dividends to be paid is R$58,326,794.00 (fifty-eight million, three hundred twenty-six thousand and seven hundred and ninety-four reais), equivalent R$0.166093739 per one thousand common and preferred shares.

2. DATE OF PAYMENT

Beginning June 20, 2003.

3. FORM AND PLACE OF PAYMENT

Shareholders who have bank accounts and have provided their bank account information to Banco ABN AMRO Real S.A. (Depositary Institution) will have their interest on shareholders’ equity and dividends credited to those accounts. The dividends and interest on shareholders’ equity corresponding to shares deposited with the custodian agent will be credited to the respective stock exchange, which will then transfer the payments to shareholders through certified Brokerage Houses.

The remaining shareholders should proceed to a Banco ABN AMRO Real S.A. branch of his or her choice, bringing along proof of banking account for registration (optional) and identified with the following documents:
A Natural Person: certified copy of his or her identification card, an Individual Taxpayer Registration (CPF) card and proof of address.
A Legal Person: certified copy of its Federal Taxpayer Registration (CNPJ/MF), and current consolidated articles of association or bylaws. The bylaws must reflect the minutes of the shareholders’ meeting at which the current officers of the legal person were elected. Managing partners and officers with powers to represent the company must present a certified copy of their identity card, Individual Taxpayer Registration (CPF) card and proof of address.

If a shareholder is represented under power of attorney, agent of the shareholder must provide the public instrument of the grant of power of attorney, certified copies of the attorney’s identity card and an Individual Taxpayer Registration (CPF) card.

4. RETAINED INCOME TAX

The interest on shareholders’ equity had retained income tax at the rate of 15%, except for the shareholders who identified themselves as exempt from taxes at Banco ABN AMRO Real S.A. in this condition, according to Material Facts published on the newspapers Gazeta Mercantil (national edition), Correio Braziliense, Valor Econômico and Diário Oficial da União, on the fiscal year 2002.

Dividends for the fiscal year 2002 are made up of the income registered in the fiscal year 2002 and income reserves formed in the fiscal years 1993, 1994 and 1995. The following are the respective proportions:

1993	20.99%
1994	19.71%
1995	4.94%
2002	54.36%

Pursuant to Article 654 and 660 of RIR/99, natural and legal persons who are residents in Brazil, the dividends relating to the income of 2002 and 1993 will not be taxed. The dividends relating to the income of 1994 and 1995 will be taxed at the rate of 15%.

In case of remittance to other countries, the dividends relating to the income of 1993 will be taxed at the rate of 25% and the dividends relating to the income of 1994 and 1995 will be taxed at the rate of 15%, pursuant to Article 693 of RIR/99. Dividends relating to the income of 2002 will not be taxed.

Brasília - DF, June 10, 2003.

Paulo Pedrão Rio Branco
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.